

MAIL STOP 4561

July 3, 2007

Peter Shields, President
Soundbite Communications, Inc.
2 Burlington Woods Drive
Burlington, MA 01803

> **Re: Soundbite Communications, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **File No. 333-142144**
> **Filed June 8, 2007**

Dear Mr. Shields:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to comment three of our letter dated May 22, 2007. You respond that the use of the word "can" indicates that there are circumstances where an organization may not achieve significant savings. However, you only discuss the circumstance where an organization could achieve savings. Please revise to balance your positive disclosure.

2.   We note the revised disclosure on page 1 and later in the document that your "multi-tenant architecture enables a single instance of our customer communications platform to serve multiple client organizations cost-effectively."

This statement is filled with industry jargon that may be difficult to understand for an investor who is not familiar with your business or industry. Please revise to state this point in clear, plain language. Similarly, please revise the disclosure on page 2 to explain the term "scale."

Critical Accounting Policies, page 31

3.   We note your response to prior comment 15. Please tell us why you concluded that disclosure relating to the valuation consultant was not material to investors and therefore could be omitted from the prospectus. Annex A to your response letter indicates that the Board considered the valuation reports, among other things, in determining fair value.

Results of Operations, page 34

Comparison of three months ended March 31, 2006 and 2007, page 35

4.   We note in the disclosure of revenue changes that your "average rate per minute charged to clients decreased slightly. . . ." Please revise to quantify the amount of the decrease and discuss the reason behind the decrease.

Hosted AVM Solutions, page 56

5.   We note your response to comment 24 of our letter dated March 22, 2007 that there is a small number of vendors who deliver similar on-demand services. Please revise to quantify the number of competing vendors and disclose your size relative to those vendors.

Executive Compensation, page 65

Compensation Discussion and Analysis, page 65

6.   We note your response to prior comment 30; however, we are unable to locate the revised disclosure. Refer to the second paragraph under this heading and the reference to comparable companies in the last two sentences. Please revise as previously requested to disclose the names of peer companies and identify the specific elements of compensation that were benchmarked.

Components of Our Executive Compensation Program, page 66

7.   We note your response to comment 31 of our letter dated March 22, 2007 and the additional disclosure that there was "substantial" compliance with revenue objectives. Please revise to elaborate on the "substantial" compliance.

8.	We note your response to comment 32 of our letter dated March 22, 2007 that disclosure of the targets used in your 2006 and 2007 plan would harm you. Please provide a more detailed response concerning the competitive harm you would experience should you disclose your financial performance objectives and targets for the 2006 and 2007 compensation plans. Identify for us the specific targets and explain how disclosure of those particular benchmarks would cause you substantial competitive harm. To the extent your targets relate to information in the financial statements, such as revenues and net income, please discuss why those amounts, which have already been disclosed in the historical financial statements, should be treated proprietary information.

9.	We note that for both your 2006 and 2007 compensation plans there are "strategic objectives." Please provide a more detailed analysis of the competitive harm that you would experience should you disclose your strategic objectives here.

10.	We note your response to prior comment 32 and the disclosure regarding strategic objectives under the 2006 Executive Compensation Plan. Please provide a more detailed description of the subjective evaluation and judgment conducted by the compensation committee in determining these awards, including the factors considered by the committee.

Financial Statements and Notes

Note 10 – Common Stock, page F-21

11.	We have read and considered your response to comment 42. Within your disclosure on page 33, we note that the board did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with every option grant because the board believed its determination of the fair value of the company's common stock at the grant dates to be reasonable based on the foregoing factors. Please expand your MD&A to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant in the last 12 months and the estimated initial public offering price. Please clarify the significant factors, assumptions and methodologies used in determining fair value and how the use of an independent valuation specialist was considered in determining the value of your underlying common stock.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Yolanda Crittenden at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark Johnson
        Fax No. (617) 526-5000